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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  February 2011

Commission File Number: 51848

ALDA Pharmaceuticals Corp.

(Translation of registrant’s name into English)

170 – 4320 Viking Way, Richmond, BC Canada V6V 2L4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-_______________.

Exhibit No.	Document
1.	February 16, 2011 Letter to Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALDA Pharmaceuticals Corp.

Date: February 16, 2011

By:

“Terrance G. Owen”

Name:

Terrance G. Owen, Ph.D., M.B.A.

Title:

President & CEO

APH:TSX-V,

APCSF:OTCQB

February 16, 2011

LETTER TO SHAREHOLDERS

An extensive amount of company information is available in our quarterly reports, these documents have become quite lengthy. There is a requirement for management to provide a snapshot of the Company at the time of a report, including its history and development so that someone looking at the Company for the first time can have a complete understanding without having to go back to earlier reports. As a result, much of the information is carried over from one report to the next, making them appear to be repetitive. For example, testing of T36® conducted over 10 years ago is still contained in the current reports to provide the historical information and because the testing is still relevant to the on-going therapeutic registration program. Here, then, is a summary of the status of the Company’s projects. More detailed information up to December 30, 2010 can be found in the Form 20-F dated posted on EDGAR, the electronic reporting system for the SEC1.

Sales

After a $1 Million quarter at the end of 2009, another $400,000 in sales were generated during the first three months of 2010, mostly from the sales of T36® Antiseptic Hand Sanitizer. Sales were boosted by ALDA’s appointment as a supplier to the 2010 Winter Games. Supplies of raw material were a challenge and, had they been available, even more products would have been sold. After the Olympics, the market for hand sanitizers collapsed due to a complete lack of interest and the general feeling that the World Health Organization had oversold the prospect of an H1N1 pandemic. As a result, there are reports that the number of Canadians receiving flu shots this winter is down by nearly half and that the number of flu cases are up compared to normal levels in previous years. Nothing lasts forever and such complacency will likely be balanced in future years with demand for flu shots and sanitation products returning to normal levels. The Company will continue to use its status as a supplier to the Canadian Olympic Committee the Canadian Olympic Team until the end of 2012 to promote its products.

During the boom times, it was difficult to focus on anything other than meeting the demand for ALDA’s products. Now in quieter times, it has been possible to pursue the other initiatives described below.

Seavan Health & Beauty Partnership (“SHBP”)

As reported in a news release issued on February 4, 2011,  ALDA has entered into a non-binding term sheet to acquire the assets of SHBP. Management has been interested in controlling ALDA’s manufacturing needs for some time due to the high cost of having products made by outside parties and having little, if any, control over production schedules. Building a new manufacturing facility for ALDA’s needs was not considered to be a viable alternative because the volume requirements have been difficult to define and there is a lengthy regulatory process involved in obtaining the required approvals. Acquiring an existing manufacturing business with its own facilities, equipment, products, revenues and regulatory approvals was seen to be a more desirable approach. SHBP, located in Vancouver, fits this strategy very well. It has an active business in contract manufacturing with over 750 formulations, including a number of its own products, for pharmaceutical, nutritional and personal care markets in Canada and the US. SHBP also has experience in manufacturing T36® products for ALDA. The acquisition of SHBP by ALDA will reduce the cost of ALDA’s products, increase its product offerings, revenue stream and asset base, improve its production scheduling, provide a broader customer base, enhance regulatory expertise, create opportunities for further growth and provide more ways to promote the Olympic sponsorship. There is virtually no overlap of personnel between ALDA and SHBP so a smooth and synergistic transition is anticipated. Once the acquisition is consummated and production and sales are contained within the new subsidiary, management will again be able to focus more energy on the T36® therapeutic products.

Therapeutics

The products in progress are described below along with a summary of our market research on each category. In all cases, T36® is anticipated to have a competitive advantage because of its broad spectrum of activities against all types of infectious micro-organisms including bacteria, fungi and viruses, relatively low production costs due to the availability of the active ingredients used to prepare T36® formulations and the absence of toxicity, side effects or microbial resistance. Many of the products currently serving the target markets may be effective against only one type of infectious agent, expensive to prepare, have serious side effects or lead to the development of resistant organisms.

•

Pre-surgical skin antiseptics – This product line requires the least regulatory work due to the need for only a single application on intact skin. The significance of the market for skin antiseptics was illustrated by the acquisition of Enturia, a provider of preparative skin antiseptics by Cardinal Health in May, 2008 for $490 Million. Most skin antiseptics have a limited spectrum of activity while T36® is effective against all classes of infectious agents. Market research suggests the global market for skin antiseptics is $1.6 Billion per year.

•

Hand hygiene products – Registration of personal and professional hand rubs and surgical scrubs requires a higher level of testing to establish safety on intact skin after repeated and continuous use and to support competitive claims of superior effectiveness, such as anti-viral and anti-fungal activity. The combination of household and institutional markets for hand hygiene products is estimated to be $2.5 Billion globally per year.

•

Topical treatments for skin infections – An even higher level of testing is required due to the need for multiple applications to broken skin and the inclusion of additives such as anti-inflammatories, anesthetics and analgesics. Topical treatments include first aid preparations, treatments for skin infections, such as athlete’s foot, diaper rash, toenail infections and resolving infections associated with other skin conditions. such as eczema. T36® formulations containing steroids have been tested in a clinical setting against a variety of topical infections and has been demonstrated to have a high level of effectiveness. The broad range of conditions that can potentially be treated with T36® preparations is estimated to be worth over $6 Billion globally per year.

•

Internal treatments – Products for the treatment of internal infections require the highest level of testing due to use on mucosal membranes and for the approval of competitive claims. Although a number of products are available to treat yeast infections, fungi account for only one-third of such infections while bacteria, parasites and combinations of fungi and bacteria account for the remaining two-thirds. The ability of T36® to treat all types of infections provides access to a global market estimated to be $2 Billion per year.

Further testing needs to be done, including toxicity testing with a suitable animal model, laboratory testing against specific infectious micro-organisms, standard tests for hand hygiene effectiveness, preliminary clinical trials to establish human safety and full clinical trials on specific treatments, such as athlete’s foot and genital infections. The regulatory plan has taken shape and the most current technical information on the progress of the therapeutic plan is available on pages 17 to 28 of the MD&A posted on EDGAR in the Form 20-F dated December 30, 20101.

Patents

Two patents have been issued in both the US and Australia covering the composition, methods of preparation and certain therapeutic and commercial uses of T36®. In China, one patent has been issued covering the composition and methods of preparation. The final amendments to a second patent covering therapeutic and commercial uses have been provided to the Chinese patent office for review. In Europe and Canada, single patent applications covering composition, methods of preparation and certain therapeutic and commercial uses of T36® are undergoing final reviews in the respective patent offices. A comprehensive patent application covering a wide range of therapeutic applications of T36® containing additives such as anti-inflammatories, anesthetics and analgesics is in the national review stage in Canada, the US, and the EU.

About ALDA Pharmaceuticals Corp.

ALDA is focused on the development of infection-control therapeutics derived from its patented T36® technology. The company trades on the TSX Venture Exchange under the symbol APH and on the OTCQB under the symbol APCSF. The Company was the Official Supplier to the Vancouver 2010 Olympic Winter Games and the Vancouver 2010 Paralympic Winter Games and is the Official Supplier to the Canadian Olympic Committee, the 2010 Canadian Olympic Team and the 2012 Canadian Olympic Team for antiseptic hand sanitizer, disinfectant and disinfectant cleaning products. The Company was also selected as one of the TSX Venture 50 companies in the Technology and Life Sciences sector for 2010.

Terrance G. Owen, Ph.D., MBA

President & CEO
ALDA Pharmaceuticals Corp.

www.aldacorp.com

Investor Relations

Scott Young

604-377-5781

604-521-8300 Ext 203

scott_young@aldacorp.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves ALDA’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. ALDA generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to ALDA as of the date of this release, and ALDA assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of ALDA and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

1(http://www.sec.gov/Archives/edgar/data/1355736/000132531010000086/alda_201020ffinal.htm)

ALDA Pharmaceuticals Corp. 170 – 4320 Viking Way, Richmond, BC V6V 2L4 Canada Telephone [604] 521.8300 - Facsimile [604] 521.8322 www.aldacorp.com